Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the 2018 KULR Technology Group Equity Incentive Plan of KULR Technology Group, Inc. of our audit report dated April 17, 2018, with respect to the consolidated balance sheets of KULR Technology Group, Inc. as of December 31, 2017 and December 31, 2016, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, appearing in the Annual Report on Form 10-K for the year ended December 31, 2017. Our report dated April 17, 2018, relating to aforementioned financial statements, includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

/s/ Chen & Fan Accountancy Corporation
Chen & Fan Accountancy Corporation
October 9, 2018